Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

TORBAY HOLDINGS, INC.

TORBAY HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware Section 242, does hereby certify that the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted the following resolutions proposing and declaring advisable the following amendments to the Certificate of Incorporation of said corporation:

FIRST AMENDMENT: that the Certificate of Incorporation of Torbay Holdings, Inc. be amended by striking out the sentence under Article One and substituting in lieu of said sentence the new sentence to read as follows:

The name of the Corporation is ICC Worldwide, Inc.

SECOND AMENDMENT: that the Certificate of Incorporation of Torbay Holdings, Inc. be amended by striking out the first paragraph of Article Four and substituting in lieu of said paragraph the new paragraph to read as follows:

The total number of shares of stock which the Corporation shall have authority to issue is 450,000,000 shares of Common Stock having a par value of $.0001 per share and 30,000,000 shares of Preferred Stock having a par value of $.0001 per share.

The foregoing amendments were duly approved by the Board of Directors and the stockholders of said corporation in accordance with the applicable provisions of the General Corporation Law of the State of Delaware Section 242.

IN WITNESS WHEREOF, I have made, signed and subscribed this Certificate of Amendment the 13th day of November, 2007 and affirm that the statements contained herein are true and correct.

/s/ George Q Stevens
George Q Stevens
Chairman of the Board